Exhibit 4.2

                                October 24, 2001


Berlwood Five, Ltd.
1201 North Watson Road, Suite 145
Arlington, Texas  76006

Re: Letter of Commitment, dated April 30, 2001, from Berlwood Five, Ltd. to Emergisoft Holding, Inc.

Gentlemen:

     On August 3, 2001, Emergisoft Holding, Inc. made its initial request for an advance, in the amount of $150,000, under the referenced letter of commitment. In connection with that request, Emergisoft delivered to Berlwood its promissory note in the stated principal amount of $750,000, made payable to Berlwood Five, Ltd. (the "First Note"), written to permit Emergisoft to borrow, from time to time, amounts up to but not exceeding at any one time outstanding the stated principal amount of the Note (the "Commitment Amount").

     In addition to the First Note, Emergisoft also delivered to Berlwood on August 3, 2001 a Warrant to Purchase Common Stock (the "First Warrant") entitling Berlwood to purchase up to 600,000 shares of Emergisoft's common stock, at an exercise price of $1.50 per share, at any time on or before August 3, 2011. A letter agreement between Emergisoft and Berlwood entered into at the time of delivery of the First Note and the First Warrant required Emergisoft, at the time of each future advance under the First Note, to issue to Berlwood a similar warrant, with the number of shares for which any such warrant was exercisable being determined by multiplying the dollar amount of the advance by four.

     On August 29, 2001, Emergisoft requested that Berlwood advance to Emergisoft the entire remaining $600,000 balance of the Commitment Amount. Berlwood and Emergisoft also agreed to the following modifications of the terms of the August 3, 2001 letter agreement:

     1. No future advances would be made by Berlwood to Emergisoft under the First Note. The First Note and the First Warrant would remain in full force and effect to evidence $150,000 of indebtedness of Emergisoft to Berlwood and to evidence Berlwood's right to acquire up to 600,000 shares of Emergisoft's common stock.

     2. Emergisoft delivered its promissory note in the stated principal amount of $600,000, made payable to Berlwood (the "Second Note"). The Second Note is secured by security interests created by a Security Agreement and a Pledge
Agreement delivered along with the Second Note. Berlwood's advance of the remaining Commitment Amount to Emergisoft would be made pursuant to the terms of the Second Note.

     3. In addition to the Second Note, the Security Agreement and the Pledge Agreement, Emergisoft also delivered a Warrant to Purchase Common Stock (the "Second Warrant"). Pursuant to the terms of the Second Warrant, Berlwood became entitled to purchase up to 2,400,000 shares of Emergisoft common stock, at an exercise price of $.75 per share, at any time on or before April 30, 2006.

     4. Emergisoft increased the number of members of its Board of Directors from seven to nine. Jeff Allen McCurdy, a representative of Berlwood, agreed to fill one of the vacancies created by such increase. Jim Ryffel, a representative of Westpoint Investors Limited Partnership, agreed to fill the second vacancy created by the increase.

     Emergisoft has now requested that Berlwood extend the maturity dates of the First Note and the Second Note. In response to that request, Berlwood and Emergisoft have agreed to the following modifications of the terms of the First Note, the Second Note, the First Warrant and the Second Warrant:

     1. The First Note and the Second Note will remain in full force and effect to evidence $150,000 and $600,000, respectively, of Emergisoft's indebtedness to Berlwood; provided, however, the First Note and the Second Note are hereby modified solely to extend the maturity dates thereof from April 30, 2002 to April 30, 2003.

     2. The First Warrant and the Second Warrant will remain in full force and effect to evidence Berlwood's right to acquire up to 600,000 and 2,400,000 shares, respectively, of Emergisoft's common stock; provided, however, the First Warrant and the Second Warrant are hereby modified solely to change the exercise price per share of each such warrant from $1.50 or $.75, as applicable, to $.0267.

     To evidence our agreement and understanding in the foregoing respects, please sign a duplicate of this letter below in the place provided for your signature and return the signed duplicate to Emergisoft.

                                    Sincerely,

                                    EMERGISOFT HOLDING, INC.,
                                    a Nevada corporation



                                    By: /s/ Dan Witte
                                    --------------------------------
                                    Name:  Dan Witte
                                    Title: Chief Operating Officer
                                           and Chief Financial Officer


Agreed to and accepted this 24th day
of October, 2001:

BERLWOOD FIVE, LTD.

By:      BERLWOOD THREE, L.L.C.,
         General Partner

By: /s/ Linda Thomas
--------------------------------
Name: Linda Thomas
Title: Manager